Exhibit 99.2

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS OF JINKOSOLAR HOLDING CO., LTD

Unaudited Interim Condensed Consolidated Financial statements

Unaudited Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2012 and 2013	F-2

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income for the Nine Months Ended September 30, 2012 and 2013	F-3

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2012 and September 30, 2013	F-4

Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity For the Nine Months Ended September 30, 2012 and 2013	F-5

Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2012 and 2013	F-6

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

F-1

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

		For the nine months ended
	Notes	September 30, 2012	September 30, 2013
		RMB	RMB	USD
				(Note 2 (ac))

Revenues		3,627,601,970	4,890,772,677	799,145,862
Cost of revenues		(3,439,359,969)	(3,994,260,322)	(652,656,915)

Gross profit		188,242,001	896,512,355	146,488,947

Operating expenses:
Selling and marketing		(258,721,378)	(349,478,501)	(57,104,330)
General and administrative		(246,721,320)	(127,663,422)	(20,860,036)
Provision for advance to suppliers		(133,873,440)	-	-
Research and development		(48,703,722)	(36,130,324)	(5,903,648)

Total operating expenses		(688,019,860)	(513,272,247)	(83,868,014)
(Loss)/Income from operations		(499,777,859)	383,240,108	62,620,933
Interest expense, net		(165,399,348)	(170,013,190)	(27,779,933)
Subsidy income		284,000	4,059,702	663,350
Exchange loss		(46,176,385)	(31,968,168)	(5,223,557)
Other income, net		8,333,169	7,366,349	1,203,652
Change in fair value of forward contracts		(59,043,309)	32,643,286	5,333,870
Change in fair value of convertible senior notes and capped call options		(28,489,562)	(160,862,531)	(26,284,727)
(Loss)/Income before income taxes		(790,269,294)	64,465,556	10,533,588
Income tax benefit/(expenses)		9,000,780	(18,185,248)	(2,971,446)
Equity in losses of affiliated companies		-	(21,731,063)	(3,550,827)
Net (loss)/income		(781,268,514)	24,549,245	4,011,315

Less: Net income attributable to the non-controlling interests		16,937	823,487	134,557

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders		(781,285,451)	23,725,758	3,876,758

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic		(8.80)	0.27	0.04
Diluted		(8.80)	0.26	0.04
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS -
Basic		(35.20)	1.08	0.16
Diluted		(35.20)	1.04	0.16
Weighted average ordinary shares outstanding -
Basic		88,748,445	89,317,742	89,317,742
Diluted		88,748,445	91,097,669	91,097,669

Each ADS represents four ordinary shares

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

		For the nine months ended
	Notes	September 30, 2012	September 30, 2013
		RMB	RMB	USD
				(Note 2 (ac))
Net (loss)/income		(781,268,514)	24,549,245	4,011,315
Other comprehensive (loss)/income:
-Foreign currency translation adjustments		(135,883)	5,256,459	858,899
Comprehensive (loss)/income		(781,404,397)	29,805,704	4,870,214
Less: comprehensive income attributable to non-controlling interest		16,937	823,487	134,557
Comprehensive (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders		(781,421,334)	28,982,217	4,735,657

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

	Notes	December 31, 2012	September 30, 2013
		RMB	RMB	USD
				(Note 2 (ac))
ASSETS
Current assets:
Cash and cash equivalents		279,130,015	950,002,457	155,229,160
Restricted cash		140,760,763	388,424,476	63,468,052
Short-term investments		722,461,319	846,302,659	138,284,748
Accounts receivable, net - related parties		105,531,368	284,336,234	46,460,169
Accounts receivable, net - third parties		1,712,685,219	1,409,422,691	230,297,825
Notes receivable - related parties		-	41,000,000	6,699,346
Notes receivable, net - third parties		1,423,773	192,151,072	31,397,234
Advances to suppliers - third parties		63,552,991	92,774,164	15,159,177
Inventories		527,962,378	629,624,028	102,879,743
Forward contract receivables		12,930,159	26,751,795	4,371,208
Other receivables—related parties		5,840,380	141,642	23,144
Capped call options		-	56,592,820	9,247,193
Prepayments and other current assets		413,330,793	557,338,229	91,068,338
Total current assets		3,985,609,158	5,474,862,267	894,585,337
Non-current assets:
Restricted cash		14,800,000	15,624,726	2,553,060
Available-for-sale investment		-	23,730,486	3,877,530
Project assets		536,391,099	962,521,180	157,274,703
Investments in affiliates		35,183,709	97,452,646	15,923,635
Property, plant and equipment, net		3,329,872,661	3,331,930,002	544,433,007
Land use rights, net		365,749,215	360,694,637	58,937,032
Intangible assets, net		6,373,598	6,326,925	1,033,812
Forward contract receivables-long term		-	2,848,592	465,456
Capped call options		16,131,208	-	-
Other assets		82,209,673	128,725,499	21,033,577

Total assets		8,372,320,321	10,404,716,960	1,700,117,149

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - related party		30,045,245	28,611,284	4,675,046
Accounts payable - third party		1,347,326,958	1,444,785,505	236,076,063
Notes payable - third party		1,149,136,512	1,555,972,998	254,243,954
Accrued payroll and welfare expenses		206,425,079	228,541,300	37,343,350
Advances from third party customers		121,031,162	313,814,874	51,276,940
Income tax payables		3,275	35,195,291	5,750,865
Other payables and accruals		817,393,146	880,569,214	143,883,858
Other payables due to a related party		2,270,876	2,986,577	488,003
Forward contract payables		5,490,630	9,046,131	1,478,126
Convertible senior notes-current		-	673,228,108	110,004,593
Bonds payable and accrued interests		313,689,778	48,745,777	7,964,996
Short-term borrowings from third parties, including current portion of long-term bank borrowings		2,245,630,796	2,020,911,191	330,214,247
Total current liabilities		6,238,443,457	7,242,408,250	1,183,400,041
Non-current liabilities:
Long-term borrowings		167,000,000	383,000,000	62,581,699
Long term payables		145,515	-	-
Bond payables		-	800,000,000	130,718,954
Accrued warranty costs – non-current		109,338,274	141,826,871	23,174,325
Convertible senior notes		483,581,668	-	-
Forward contract payables-long term		-	62,667	10,240

Total liabilities		6,998,508,914	8,567,297,788	1,399,885,259

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 88,758,778 and 107,506,334 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)		13,202	15,508	2,534
Additional paid-in capital		1,524,728,796	1,957,728,914	319,890,345
Statutory reserves		179,041,258	179,041,258	29,255,108
Accumulated other comprehensive income		236,395	5,492,854	897,525
Treasury stock, at cost: 1,723,200 shares of ordinary shares as of December 31, 2012 and September 30, 2013, respectively		(13,875,553)	(13,875,553)	(2,267,247)
Accumulative deficit		(325,021,804)	(301,296,046)	(49,231,380)

Total JinkoSolar Holding Co., Ltd. shareholders' equity		1,365,122,294	1,827,106,935	298,546,885
Non-controlling interests		8,689,113	10,312,237	1,685,005
Total shareholders' equity		1,373,811,407	1,837,419,172	300,231,890
Total liabilities and shareholders' equity		8,372,320,321	10,404,716,960	1,700,117,149

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

		Ordinary shares				JinkoSolar Holding Co., shareholders' equity
	Note	Number of shares	Par value	Additional paid in capital	Statutory reserves	Accumulater other comprehasive (loss)/income	Treasury Stock	Retained earnings (Accumulated deficit)	Non- controlling interest	Total shareholders’ equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2011		89,435,058	13,200	1,507,224,827	178,984,364	(134,611)	(8,354,423)	1,217,457,158	9,983,063	2,905,173,578
Contribution from non-controlling interests									8,600,000	8,600,000
Share-based compensation charge				14,787,431						14,787,431
Share repurchase		(694,280)					(5,521,130)			(5,521,130)
Foreign currency exchange translation adjustment						(135,883)				(135,883)
Net loss								(781,285,451)	16,937	(781,268,514)
Balance as of September 30, 2012		88,740,778	13,200	1,522,012,258	178,984,364	(270,494)	(13,875,553)	436,171,707	18,600,000	2,141,635,482

Balance as of December 31, 2012		88,758,778	13,202	1,524,728,796	179,041,258	236,395	(13,875,553)	(325,021,804)	8,689,113	1,373,811,407
Disposition of non-controlling interests									799,637	799,637
Issuance of shares		17,480,000	2,149	411,728,568						411,730,717
Share-based compensation charge				7,823,965						7,823,965
Foreign currency exchange translation adjustment						5,256,459				5,256,459
Exercised of share option		1,267,556	157	13,447,585						13,447,742
Net income								23,725,758	823,487	24,549,245
Balance as of September 30, 2013		107,506,334	15,508	1,957,728,914	179,041,258	5,492,854	(13,875,553)	(301,296,046)	10,312,237	1,837,419,172

Balance as of September 30, 2013 US$ (Notes 2(ac))		107,506,334	2,534	319,890,345	29,255,108	897,525	(2,267,247)	(49,231,380)	1,685,005	300,231,890

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED CASHFLOW STATEMENTFOR THE NINE MONTHS

PERIOD ENDED SEPTEMBER 30, 2012 AND 2013

	For the nine months ended
	September 30, 2012	September 30, 2013
	RMB	RMB	USD
			(Note 2 (ab))
Cash flows from operating activities:
Net (loss)/income	(781,268,514)	24,549,245	4,011,315
Change in fair value of forward contracts	97,120,700	(13,052,060)	(2,132,690)
Change in fair value of convertible senior notes	22,742,635	201,755,541	32,966,591
Change in fair value of capped call options	5,746,927	(40,893,010)	(6,681,864)
Share-based compensation charge	14,787,431	7,823,965	1,278,426
Depreciation of property, plant and equipment	240,945,797	247,057,129	40,368,812
Depreciation of project assets	3,780,376	17,926,630	2,929,188
Amortization of land use rights	4,879,420	5,054,578	825,911
Amortization of intangible assets	559,494	619,762	101,268
Inventories provision	254,151,344	117,725,143	19,236,134
Provision(reversal of provision) for allowance of doubtful accounts	91,144,176	(119,014,746)	(19,446,854)
Provision for notes receivable	-	5,588,556	913,163
Provision for advance to suppliers	133,873,440	-	-
(Gain)/Loss on disposal of property, plant and equipment	(15,768)	693,418	113,304
Gain on disposal of investment in subsidiary	-	(1,200,363)	(196,138)
Equity in losses of affiliated companies	-	21,731,063	3,550,827
Amortization of deferred financing cost	250,000	-	-
Exchange loss	46,176,385	31,968,168	5,223,557
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(537,157,069)	356,537,120	58,257,699
Increase in accounts receivable from related parties	(109,577,429)	(178,804,866)	(29,216,481)
Decrease/(Increase) in notes receivable	17,012,530	(196,315,855)	(32,077,754)
Increase in notes receivable from related parties	-	(41,000,000)	(6,699,346)
Decrease/(Increase) in advances to suppliers	45,629,794	(29,221,173)	(4,774,701)
Increase in advances to suppliers from a related party	(1,661,620)	-	-
Decrease/(Increase) in inventories	(308,661,124)	(219,386,793)	(35,847,515)
(Increase)/Decrease in other receivables from related parties	(80,611)	5,698,738	931,166
Decrease/(Increase) in prepayments and other current assets	373,814,988	(141,799,067)	(23,169,782)
Increase in other assets	(15,433,996)	(17,229,371)	(2,815,257)
Increase in accounts payable	939,388,496	101,147,299	16,527,336
Increase/(Decrease) in accounts payable to a related party	106,876,709	(1,433,961)	(234,307)
Increase in accrued payroll and welfare expenses	11,227,627	22,118,609	3,614,152
(Decrease)/Increase in advances from customers	(8,129,585)	193,227,928	31,573,191
(Decrease)/Increase in income tax payables	(32,882,565)	35,192,016	5,750,329
Increase in other payables and accruals	108,533,496	117,568,038	19,210,465
Net cash provided by operating activities	723,773,484	514,631,681	84,090,145

Cash flows from investing activities:
Cash collected for short-term investments	1,188,267,283	1,244,309,416	203,318,532
Cash received from third party for disposal of investment in subsidiaries	-	2,000,000	326,797
Proceeds from disposal of property, plant and equipment	793,880	1,424,672	232,790
Proceeds from disposal of intangible assets	-	431,054	70,434
Government grants received	31,812,821	49,215,250	8,041,708
(Increase) in restricted cash	(46,330,730)	(284,869,933)	(46,547,375)
Purchase of property, plant and equipment	(203,017,855)	(387,588,320)	(63,331,425)
Prepayment of land use rights	(7,200)	(1,441,708)	(235,573)
Purchase for intangible assets	(3,318,310)	(1,004,143)	(164,076)
Cash paid for short-term investments	(1,312,139,057)	(1,368,150,756)	(223,554,045)
Cash paid for investments in affiliates	(12,784,599)	(84,000,000)	(13,725,490)
Cash paid for project assets	(24,105,264)	(373,647,831)	(61,053,568)
Net cash used in investing activities	(380,829,031)	(1,203,322,299)	(196,621,291)

Cash flows from financing activities:
Proceeds from exercise of share options	-	10,832,250	1,769,975
Proceeds from issuance of bonds	300,000,000	800,000,000	130,718,954
Capital contributions by non-controlling interests holder	8,600,000	-	-
Borrowings from third parties	2,756,544,424	2,451,704,896	400,605,375
Repayment of borrowings to third parties	(2,684,560,721)	(2,455,910,566)	(401,292,576)
Decrease in cash restricted for notes payable	75,924,093	36,381,494	5,944,689
(Decrease)/Increase in notes payable	(5,562,521)	406,836,486	66,476,550
Repayment of bonds payable	(1,000,000,000)	(300,000,000)	(49,019,608)
Proceeds from issuance of ordinary shares follow-on offerings	-	414,732,879	67,766,810
Net cash (used in)/provided by financing activities	(549,054,725)	1,364,577,439	222,970,169

Effect of foreign exchange rate changes on cash and cash equivalents	708,572	(5,014,379)	(819,343)

Net (decrease)/increase in cash and cash equivalent	(205,401,700)	670,872,442	109,619,680
Cash and cash equivalents, beginning of year	433,850,961	279,130,015	45,609,480

Cash and cash equivalents, end of year	228,449,261	950,002,457	155,229,160

Supplemental disclosure of cash flow information
Cash paid for income tax	(26,276,342)	20,949	3,423
Cash paid for interest expenses (net of amounts capitalized)	182,849,532	130,574,465	21,335,697

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables - net	53,696,086	167,121,055	27,307,362
Purchases of project assets included in other payables - net	279,641,240	255,032,030	41,671,900
Shares repurchase utilizing prepayment made in prior year	5,521,130	-	-
Proceeds from exercise of share options received in subsequent period	-	2,776,348	453,652
Payment of issuance cost for follow-on offering in subsequent period	-	3,002,162	490,549

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-6

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

JinkoSolar Holding Co., Ltd. (the "Company") was incorporated in the Cayman Islands on August 3, 2007. On May 14, 2010, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States. The Company and its subsidiaries (collectively the “Group”) are principally engaged in the design, development, production and marketing of photovoltaic products and also provide solar system integration services as well as developing commercial solar power projects.

JinkoSolar Technology Limited (“Paker”, formally known as Paker Technology Limited) was incorporated in Hong Kong as a limited liability company on November 10, 2006 by a Hong Kong citizen and a citizen of People's Republic of China ("the PRC"), who held the investment on behalf of three PRC shareholders (the "Shareholders") via a series of entrustment agreements. On December 16, 2008, all of the then existing shareholders of Paker exchanged their respective shares of Paker for equivalent classes of shares of the Company (the "Share Exchange"). As a result, Paker became a wholly-owned subsidiary of the Company. On December 13, 2006, Paker established Jinko Solar Co., Ltd. (“Jiangxi Jinko”) as a wholly foreign owned enterprise in Shangrao, Jiangxi province, the PRC.

In June 2009, the Company acquired 100% equity interest in Zhejiang Jinko for a total consideration of RMB100 million. The acquisition was consummated on June 30, 2009. Consequently, the Company consolidated the financial statements of Zhejiang Jinko starting from June 30, 2009. Zhejiang Jinko is a solar cell manufacturer which was also one of Jiangxi Jinko's major solar wafer customers before the acquisition.

The following table sets forth information concerning the Company’s major subsidiaries as of September 30, 2013:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of ownership

JinkoSolar Technology Limited (“Paker”)	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	September 30, 2009	PRC	100%

JinkoSolar International Limited (“JinkoSolar International”)	November 25, 2009	Hong Kong	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

Zhejiang Jinko Trading Co., Ltd.("Zhejiang Trading")	September 13, 2010	PRC	100%

Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	September 7, 2011	USA	100%

JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%

Haining JinkoSolar Investment Co., Ltd. ("Haining Investment")	September 14, 2012	PRC	100%

Jinko Solar Canada Co., Ltd (“Jinko Canada”)	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko Australia”)	December 7, 2011	Australia	100%

F-7

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	PRINCIPAL ACCOUNTING POLICIES

a.	Basis of presentation and use of estimates

The accompanying unaudited condensed consolidated financial statements were prepared on a basis substantially consistent with the Company’s audited consolidated financial statements for the year ended December 31, 2012. These unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information.

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Company’s interim condensed consolidated financial statements as of and for the Nine months ended September 30, 2012 and September 30, 2013. The year-end condensed balance sheet data as of December 31, 2012 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes as of and for the year ended December 31, 2012.

The preparation of unaudited interim condensed consolidated financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could materially differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include allowance for doubtful receivables, provision for inventories and advances to suppliers, impairment of long-lived assets, the economic useful lives of property, plant and equipment and intangible assets, assumptions used to measure impairment of goodwill, property, plant and equipment, project assets and intangible assets, certain accrued liabilities including accruals for warranty costs, accounting for share-based compensation, fair value measurements, legal contingencies, and income taxes and related tax valuation allowance, and the assessment of going concern assumption as discussed below.

The Company has negative working capital at September 30, 2013. Management believes that the Company’s current cash position as of September 30, 2013, the cash expected to be generated from operations and funds available from borrowings under the bank quotas will be sufficient to meet the Company’s operation needs for at least the next twelve months from September 30, 2013. However, given that certain bank borrowings and bonds are due within the near term future (Note 17), and the put option of the convertible senior notes on May 15, 2014 (Note 20), sufficient funds may not be available to the Company. Accordingly, the Company may need to reduce discretionary spending and raise additional funds through public or private equity or debt financing. Any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve covenants that would restrict the Company. Additional funds may not be available on terms favourable to the Company or at all. Failure to manage discretionary spending or raise additional capital or debt financing as required may adversely impact the Company’s ability to achieve its intended business objectives. The Company believes, although it is not certain, that it will be able to maintain compliance with the convertible senior notes covenants including the put option of the notes on May 15, 2014 to repurchase the notes (Note 20) and repay short term borrowings and other liabilities as those become due for at least the next twelve months from September 30, 2013, and as such, these financial statements are prepared under the going concern assumption which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business.

F-8

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

b.	Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

For the Company’s majority-owned subsidiaries, non-controlling interests is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group.

c.	Foreign currency translation

The Group's reporting currency is the Renminbi (“RMB”), the official currency in the PRC. The Company and certain subsidiaries use RMB as their functional currency. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by the People's Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the applicable balance sheet dates. All such exchange gains or losses are included in exchange loss in the consolidated statements of operations.

For consolidation purpose, the financial statements of the Company’s subsidiaries whose functional currencies are other than the RMB are translated into RMB using exchange rates quoted by PBOC. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses and gains and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of in accumulated other comprehensive income in the consolidated statement of comprehensive income/ (loss).

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market.

d.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less.

e.	Restricted cash

Restricted cash represents deposits legally held by a bank which are not available for the Group’s general use. These deposits are held as collateral for issuance of letters of credit, letters of guarantee and bank acceptance notes to vendors for purchase of machinery, inventory, and forward contracts.

f.	Short-term investments

Short-term investments represent the bank time deposits with original maturities longer than three months and less than one year.

F-9

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

g.	Available-for-sale investment

Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income.

Subsequent to initial recognition, available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive income included in shareholder’s equity. When there is objective evidence that the investment is impaired, the cumulative losses from the declines in fair value that had been recognized directly in accumulated other comprehensive income are removed from equity and recognized in the income statement. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income are recognized in the statement of operations and comprehensive loss. The Group evaluates the investments periodically for possible other-than temporary impairment. When other-than-temporary impairment has occurred for an available-for-sale debt security and the Group intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, an impairment loss is recognized in earnings equal to the difference between the investment’s amortized cost basis and its fair value at the balance sheet date. The new cost basis will not be changed for subsequent recoveries in fair value. To determine whether a loss is other-than-temporary, the Group reviews the cause and duration of the impairment, the extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, and the Group’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its cost.

On September 20, 2013, the parent company (“Issuer”) of one of the Company’s customers issued convertible bond (“Bond”) to the Company in order to settle the outstanding receivables owed by that customer of EUR 2,948,489. The Bond matures on December 31, 2015. Each Bond is convertible into one share at 1:1 ratio during September 1, 2014 to December 31, 2014, or June 1, 2015 to December 31, 2015. The Bond bears a simple interest of 5% per annum and payable every six months in arrears on June 30 and December 31 of each year from 2013 to 2015. The Issuer, at any time, may redeem all the Bonds outstanding by paying a sum of money, an amount equal to the greater of (1) the total nominal value of the Bond issue plus outstanding interest and (2) the counter- value. Upon maturity, the not converted Bond will be reimbursed at the nominal value together with the accrued and unpaid interests to each Bond.

The Company recorded such Bond as available-for-sale instruments as its intent is to convert the convertible bonds into common shares when the common stock price appreciates during the two convertible periods, and recorded the fair value change in the Bond in accumulated other comprehensive income.

F-10

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

h.	Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assessed accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, the Group conducts a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, the Group’s historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. The Group will execute a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is reasonably assured. The Group may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, the Group closely monitors the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and will evaluate whether any of such adverse change warrants further action to be taken by the Group, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also the Group’s general practice to suspend further sales to any customer with significant overdue balances. The receivable from insurance is only recorded when insurance claim has been submitted to the insurance company and been accepted and acknowledged by the carrier and recovery is considered reasonably assured. Upon recording the recovery, the bad debt expense is reduced.

i.	Short-term and long-term advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. A provision of advance to suppliers of RMB133,873,440 and nil was recorded for the nine months ended September 30, 2012 and 2013, respectively.

j.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excess, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented.

In addition, the Group analyzes its firm purchase commitments, which currently consist primarily of the fixed price polysilicon supplier agreements, at each period end. Provision is made in the current period when the anticipated inventories cost from future execution of such supplier agreement is in excess of market. There was no loss provision recorded related to these long-term contracts for each of the nine months ended September 30, 2012 and 2013.

k.	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. Depreciation, taking into consideration any estimated residual value, is computed using the straight-line method over the following estimated useful lives:

F-11

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Buildings	20 years
Machinery and equipment	10 years
Furniture, fixture and office equipment	3-5 years
Motor vehicles	4-5 years

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

l.	Project assets

Project assets consist primarily of costs relating to construction of solar power plants at various stages of development. These costs include costs for land and costs for developing and constructing a PV solar power plant. Project assets are amortized over the expected life of 20 years.

m.	Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowing money. Interest expense capitalized for the nine months ended September 30, 2012 and 2013 were RMB 7,208,522 and RMB 6,727,228.

n.	Land use rights

Land use rights represent fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight-line method over the terms specified in land use right certificates of 50 years or 70 years, as applicable.

o.	Intangible assets

Intangible assets include purchase software and fees paid to register trademarks and are amortized on a straight-line basis over their estimated useful lives, which are 5 and 10 years, respectively.

p.	Business combination

The Group accounts for business combinations using the acquisition method of accounting. This method requires that the acquisition consideration to be allocated to the assets, including separately identifiable intangible assets, and the liabilities that the Company acquires based on their estimated fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

F-12

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

q.	Investments in affiliates

The Group holds equity investments in affiliates for which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting wherein the Group records its' proportionate share of the investees' income or loss in its consolidated financial statements.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

r.	Impairment of long-lived assets

The Group’s long-lived assets include property, plant and equipment, project assets and other intangible assets with finite lives. The Group’s business requires heavy investment in manufacturing equipment that is technologically advanced, but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand for solar power products produced with those equipment.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses..

s.	Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded at the present value of minimum lease payments or the fair value of the asset, whichever is less. Assets under capital leases are amortized on a basis consistent with that of similar fixed assets or the lease term, whichever is less. Operating lease costs are recognized on a straight-line basis over the lease term.

t.	Revenue recognition

The Group recognizes revenue for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable and the collectability of the resulting receivable is reasonably assured. For all sales, the Group requires a contract or purchase order which quantifies pricing, quantity and product specifications.

For sales of photovoltaic products from PRC to foreign customers, delivery of the products generally occurs at the point in time the product is delivered to the named port of shipment, which is when the risks and rewards of ownership are transferred to the customer. For sales of PV products to domestic customers in PRC or by foreign subsidiaries, delivery of the product occurs generally at the point in time the product is received by the customer, which is when the risks and rewards of ownership have been transferred. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

F-13

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Group enters into certain sales contracts with retainage terms since the second half of 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage after a specified period which generally range from one year to two years (the “Retainage Period”).  Given the limited experience the Group has with respect to the collectability of the retainage, the Group defers recognition of the retainage as revenue until the customers pay it after the Retainage Period expires. As of September 30, 2013, the total amounts of retainage that were not recognized as revenue were RMB158,548,329.

The Group provides solar power product processing services to customers and the revenue of processing services is recognized upon completion which is generally evidenced by delivery of processed products to the customers.

The Company recognizes revenue related to solar system integration projects on the percentage-of-completion method. The Company estimates its revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly.

The Company recognized income from generated electricity as revenue upon completion of development and connection of the solar power plant to the grid.

Advance payments received from customers for the future sale of inventory are recognized as advances from third party customers in the consolidated balance sheets. Advances from third party customers are recognized as revenues when the conditions for revenue recognition described above have been satisfied. Advances from third party customers have been recognized as a current liability because the amount at each balance sheet date is expected to be recognized as revenue within twelve months.

 In the PRC, value added tax (“VAT”) at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of product and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

u.	Segment report

During the third quarter of 2013, we changed our organizational structure as part of our transformation to a products manufacturing and solar projects developing company. As a result of these changes, information that the Company’s chief operating decision maker regularly reviews for purposes of allocating resources and assessing performance changed. Therefore, beginning in the third quarter of 2013, we are reporting our financial performance based on our new segments: manufacturing segment and solar projects segment.

The Company uses the management approach in determining reportable operating segments.  The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Company’s reportable segments. Management has determined that the Company operates our business in two segments, as that term is defined by FASB ASC Topic 280, Segment reporting.

Our first segment is the vertically integrated solar power products manufacturing business (“manufacturing segment”), from silicon ingots, wafer, cell to solar modules.

Our second segment is the downstream solar projects (“solar projects segment”), through which we develop, construct and operate the solar projects, including (i) project development, (ii) engineering, procurement, and construction (“EPC”), (iii) connecting solar projects to the grid, operating and maintenance (“O&M”).

F-14

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

v.	Warranty cost

Solar modules produced by the Group are typically sold with either a 2-year or 5-year warranty for product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Therefore, the Group is exposed to potential liabilities that could arise from these warranties. The potential liability is generally in the form of product replacement or repair.

Due to limited warranty claim history, the Group estimates warranty costs based on an assessment for its competitors’ history while incorporating estimates of failure rates through its quality review. Consequently, the Group accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate.

We purchase warranty insurance policy which provides coverage for the product warranty services of our solar modules worldwide. Prepayment for warranty insurance premium is initially recorded as other assets and is amortized over the insurance coverage period. Prepayment for warranty insurance premium is not recorded as reduction of estimated warranty liabilities. Once the Company receives insurance recoveries, warranty expenses will be credited. The accrual for warranty cost as of December 31, 2012 and September 30, 2013 was RMB130,517,641 and RMB 175,800,203, respectively. The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. For the nine months ended September 30, 2012 and 2013, warranty cost expenses were RMB30,892,883 and RMB46,536,617, respectively. The utilization of the warranty accruals for the nine months ended September 30, 2012 and 2013 were RMB6,400,635 and RMB1,254,055.

w.	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of operations in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. The Group did not have any interest and penalties associated with uncertain tax positions in the nine months ended September 30, 2012 and 2013, as there were no uncertain tax positions.

x.	Fair value of financial instruments

The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). A hierarchy is established for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

F-15

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company's evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company's consolidated assets, liabilities, equity and net income.

The Company's financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, accounts and notes receivable, forward contract receivable, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, forward contract payables, bonds payable, short-term borrowings, long-term borrowings, guarantee liabilities and convertible senior notes .

The Company elects to classify the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

y.	Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. Such amounts were recorded as subsidy income in the consolidated statements of operations. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as other payables and accruals which are then deducted from the carrying amount when the assets are ready for use.

z.	Earnings/(Loss) per share

Basic earnings(loss) per share is computed by dividing net income(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings(loss) per share is calculated by dividing net income(loss) attributable to ordinary shareholders, as adjusted for the change in income or loss as result from the assumed conversion of those participating securities, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

F-16

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

aa.	Share based compensation

The Company’s share-based payment transactions with employees, including share options, are measured based on the grant-date fair value of the equity instrument issued. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

ab.	Other comprehensive income/(loss)

Other comprehensive income/(loss) is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income/(loss) for each period presented is comprised of foreign currency translation adjustment of the Company’s foreign subsidiaries whose assets and liabilities are translated from their respective functional currencies at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates prevailing during the applicable period.

ac. Convenience translation

Translations of amounts from RMB into United States dollars ("US$" or "USD") are solely for the convenience of readers and were calculated at the rate of RMB6.1200 to US$1.00, the noon buying rate in effect on September 30, 2013, as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2013, or at any other rate.

ad. Investments

Investments in entities where the Group does not have a controlling financial interest, but have the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Group's share of the investee's results of operations is included in equity gain/(loss) for the investee in the Group's consolidated statements of operations. Unrealized gains on transactions between the Company and the equity method investees are eliminated to the extent of the Group’s interest in the investees, if any; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

On December 20, 2012, JinkoSolar signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. ("Jinchuan Group"), a Chinese state-owned enterprise, to jointly invest and establish a Company (“Gansu Jintai” or “investee”), to develop 200 MW photovoltaic ("PV") solar power plant in Jinchang, Gansu Province, China. The Group held 28% equity interest in Gansu Jintai and accounts for its investment in Gansu Jintai using the equity method as the Group has the ability to exercise significant influence over the operating and financial policies of the investee. The Group’s share of Gansu Jintai ’s results of operations is included in equity gain/(loss) in affiliated companies in the Group’s consolidated statements of operations.

ae.	Recent accounting pronouncements

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), "Disclosures about Offsetting Assets and Liabilities" (ASU 2011-11). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this standard did not have an impact on the Group's financial statements.

F-17

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In July 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350), Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 gives companies an option to first assess qualitative factors to determine whether the existence of events and circumstances indicate it is more-likely-than-not that an indefinite-lived intangible asset is impaired. If based on its qualitative assessment, a company concludes that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if a company concludes otherwise, quantitative impairment testing is not required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this accounting standard in the first quarter of 2013 did not have an impact on the Group's financial statements.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". This update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of this Update beginning on January 1, 2013 did not have an impact on the Group's financial statements.

3.	REVENUES

The Group's revenues for the respective periods are detailed as follows:

	For the nine months ended
	September 30, 2012	September 30, 2013
	RMB	RMB
Sales of solar modules	3,006,372,065	4,611,999,419
Sales of silicon wafers	296,658,163	62,559,008
Sales of solar cells	98,044,664	102,294,313
Sales of silicon ingots	1,885,648	1,174,960
Sales of recovered silicon materials	270,406	4,550,593
Processing service fees	142,824,118	45,803,712
Solar system integration projects	79,796,445	201,056
Revenue from generated electricity	-	46,898,983
Others	1,750,461	15,290,633
Total	3,627,601,970	4,890,772,677

The Company began developing solar projects in 2011. As of September 30, 2013, the Company has completed 105MW worth of solar projects. Before July 1, 2013, the Company did not accrue the government subsidy for electricity revenues from solar projects due to the lack of detailed government guidelines and uncertainty over the timing of subsidy payment. During the third quarter of 2013, the Chinese government announced a series of policies aimed at streamlining and standardizing government subsidy payments for electricity revenues from solar projects in China as well as expanding the amount invested in renewable energy. In addition, the Company received the government subsidy payments for electricity revenues from solar projects for the year 2012 during the third quarter of 2013. As the result of the increased policy clarity and payment certainty, the Company has begun to accrue the government subsidy for electricity revenue from solar projects starting July 1, 2013.

F-18

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the electricity revenues in the nine months period ended September 30, 2013, RMB18.8 million was related to the government subsidy for electricity revenues before July 1, 2013 and RMB14.7 million was related to the government subsidy for electricity revenues in the third quarter of 2013.  Excluding the government subsidy for electricity revenues, electricity revenues for electricity from solar projects were RMB 13.3 million.

The following table summarizes the Group's net revenues generated in respective geographic locations:

	For the nine months ended
	September 30, 2012	September 30, 2013
	RMB	RMB
Inside China (including Hong Kong and Taiwan)	1,400,283,660	2,213,041,143
Outside China
Germany	1,002,807,713	559,178,326
South Africa	116,305	489,286,633
Singapore	14,854,015	370,111,695
India	24,190,638	269,804,714
America	132,906,594	213,910,605
Rest of the world	1,052,443,045	775,439,561
Total	3,627,601,970	4,890,772,677

4. SEGMENT REPORT

During the third quarter of 2013, we changed our organizational structure as part of our transformation to a products manufacturing and projects developing company. As a result of these changes, information that the Company’s chief operating decision maker regularly reviews for purposes of allocating resources and assessing performance changed. Therefore, beginning in the third quarter of 2013, we are reporting our financial performance based on our new segments: manufacturing segment and solar projects segment.

The following table set forth the results of operations of our segments and reconciliation with our consolidated results of operations for the nine months ended September 30, 2012 and 2013:

	For the nine months ended
	September 30, 2012				September 30, 2013
	RMB				RMB
	Manufacturing	Solar projects	Elimination	Total	Manufacturing	Solar projects	Elimination	Total
Revenues	3,637,770,978	-	(10,169,008)	3,627,601,970	5,083,894,353	46,898,983	(240,020,659)	4,890,772,677
Gross profit	189,590,629	-	(1,348,628)	188,242,001	933,042,774	27,050,401	(63,580,820)	896,512,355
Interest expense, net	(165,399,348)	-	-	(165,399,348)	(162,547,756)	(7,465,434)	-	(170,013,190)
Loss/(Income) before income taxes	(788,920,666)	-	(1,348,628)	(790,269,294)	138,648,735	13,252,832	(87,436,011)	64,465,556

	2012				2013
	December 31				September 30
	RMB				RMB
	Manufacturing	Solar projects	Elimination	Total	Manufacturing	Solar projects	Elimination	Total
Total assets	7,719,329,082	798,992,874	(146,001,635)	8,372,320,321	9,094,808,110	1,952,132,486	(642,223,636)	10,404,716,960

F-19

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. TAXATION

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.

People’s Republic of China

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "CIT Law") with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. As foreign invested enterprises, Jiangxi Jinko and Zhejiang Jinko are entitled to a two year tax exemption from CIT and a 50% CIT reduction for the succeeding three years thereafter. Jiangxi Jinko and Zhejiang Jinko are each subject to CIT rate of 12.5% starting from year 2010 to year 2012.

In 2012 and 2013, Zhejiang Jinko and Jiangxi Jinko were designated by their relevant governmental authorities as a High and New Technology Enterprise (“HNTE”) under the CIT Law, and were entitled to a preferential tax rate of 15% for a consecutive 3-year period starting from 2012 and 2013, respectively.

Additionally, under the CIT Law, 10% withholding income tax ("WHT") will be levied on foreign investors for dividend distributions from foreign invested enterprises' profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit.

Hong Kong

The Company's subsidiaries established in Hong Kong, Paker and JinkoSolar International are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 8.62% in 2012.

Jinko GMBH is incorporated in Germany and is subject to Germany profit tax rate of approximately 33% on the assessable profit.

Jinko Italy is incorporated in Italy and is subject to corporate income tax at 31.4%.

United States

Both Jinko US and Jinko US Holding are incorporated in Delaware, the United States. Jinko US and Jinko US Holding do not conduct any business in Delaware, thus, they are not subject to Delaware State income tax. Jinko US conducts business in California. It is subject to a progressive federal corporate income tax from 15% to 35% and California state income tax of 8.84%, which is deductible for federal income tax purpose.

F-20

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Canada

Jinko Canada is incorporated in Canada and is subject to a federal corporate income tax of 15% and provinces and territories income tax of 11%.

Australia

Jinko Australia is incorporated in Australia and is subject to corporate income tax at 30%.

The current and deferred positions of income tax benefit included in the consolidated statement of operations for the nine months ended September 30, 2012 and 2013 are as follows:

	For the nine months ended
	September 30, 2012	September 30, 2013
	RMB	RMB
Current income tax benefit/(expense)	9,000,780	(18,185,248)
Income tax benefit	9,000,780	(18,185,248)

The Company adopted ASC 740-270 approach for interim period tax computation and reporting. As of September 30, 2012 and 2013, full valuation allowances were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the future taxable incomes of all its subsidiaries.

In the nine months ended September 30, 2012, the Company recorded an out-of-period adjustment of income tax benefit amounted to RMB12,146,071 resulting from income tax filing difference for two PRC entities, which should have been recorded in the year ended December 31, 2011. The originating amount in 2011 was not material to the 2011 consolidated financial statements, nor was the out of period adjustment recorded in the nine months ended September 30, 2012 material to the condensed consolidated financial statements for the nine month period then ended or the year ended December 31, 2012.

6.	SHORT-TERM INVESTMENTS

Short-term investments included term deposits with original maturity of more than 3 months. The carrying value of term deposits approximated their fair value because such deposits bear market interest rates and have short period of maturity.

As of December 31, 2012 and September 30, 2013, term deposits with amount of RMB 40,665,079 and RMB67,291,000 were held as collateral for issuance of bank acceptance notes to vendors for purchase of raw materials.

7.	ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

Accounts receivable consisted of the following:

	2012	2013
	December 31	September30
	RMB	RMB
Accounts receivables	2,386,356,664	1,916,472,252
Allowance for doubtful accounts	(673,671,445)	(507,049,561)
Accounts receivable, net	1,712,685,219	1,409,422,691

F-21

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance of doubtful accounts

	For the nine months ended
	September 30, 2012	September 30, 2013
	RMB	RMB
At beginning of year	179,746,165	673,671,445
Addition	138,153,703	116,151,710
Write-off	-	(47,607,138)
Reversal	(47,009,527)	(235,166,456)
As of September 30	270,890,341	507,049,561

The Group assesses credit worthiness of customers before granting any credit terms. This assessment is primarily based on reviewing of customer’s financial statements and historical collection records, discussion with customers’ senior management, and reviewing of information provided by third parties, such as Dun & Bradstreet and the insurance company that ultimately insures the Group against customer credit default.

The significant bad debt reversal represents the cash collection of the fully provided long-term receivables. The Company made bad debt provisions for certain long-term receivables in prior years which were in line with the adverse economic environment in solar industry. With the recovery of solar industry in 2013, the Company made its best effort to improve the cash collection for the long-aged accounts receivables. The cash received was recorded as the reversal of prior year bad debt provision.

8.	ADVANCES TO THIRD PARTY SUPPLIERS

Advances to third party suppliers consisted of the following:

	2012	2013
	December 31	September 30
	RMB	RMB
Advances to suppliers - current	67,582,991	96,804,164
Advances to suppliers - noncurrent	223,043,440	223,043,440
Total	290,626,431	319,847,604
Provision for advances to suppliers	(227,073,440)	(227,073,440)
Advances to suppliers, net	63,552,991	92,774,164

The Group's advance payments to suppliers for purchase contracts with term of more than one year were made to two major suppliers, Hoku Materials, Inc. ("Hoku"), a fully owned subsidiary of Hoku Corporation (formerly known as "Hoku Scientific, Inc.") and Wuxi ZhongCai Technologies Co., Ltd., ("Wuxi Zhongcai"), respectively. The Group previously entered into long-term polysilicon supply agreements with each of Hoku and Wuxi Zhongcai. As a result of continuing significant decline in the polysilicon purchase price and the adverse developments in those suppliers’ operations during 2012, including the suspension of their productions, the Group made full provision of RMB223,043,440 for the full outstanding balances of advance payments made to those two suppliers under long-term polysilicon supply contracts during the year ended December 31, 2012. A provision for advance to suppliers of RMB 133,873,440 and nil was recorded for the nine months ended September 30, 2012 and 2013, respectively.

As of September 30, 2013, advances to suppliers mainly represent term of less than 1 year payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

F-22

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	INVENTORIES

Inventories consisted of the following:

	2012	2013
	December 31	September30
	RMB	RMB
Raw materials	80,712,251	222,674,017
Work-in-progress	92,719,649	132,969,306
Finished goods	354,530,478	273,980,705
Total	527,962,378	629,624,028

Write-down of the carrying amount of inventory to its estimated market value was RMB254,151,344 and RMB117,725,143 for the nine months ended September 30, 2012 and 2013, respectively, and were recorded as cost of revenues in the unaudited condensed consolidated statements of operations.

As of September 30, 2013, Jiangxi Jinko had short-term bank borrowings of RMB90,000,000 that were collateralized by inventories totalling RMB212,726,501.

10.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	2012	2013
	December 31	September 30
	RMB	RMB
Value-added tax deductible	209,695,401	347,439,073
Prepayment for share repurchase	25,963,848	25,395,869
Employee advances	13,660,674	17,426,645
Prepayment for income tax	6,390,847	24,286,731
Deposits for customs duty, rental and open bidding for solar projects.	46,450,079	51,861,818
Receivable from insurance company	81,388,706	61,151,712
Prepaid insurance premium, rent, and others	18,040,237	24,257,772
Others	11,741,001	5,518,609
Total	413,330,793	557,338,229

Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.

As of September 30, 2013, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

Receivable from insurance company represented the insurance compensation which the Group has claimed with the insurance company that insures the Group against customer credit default and the collection of receivable is reasonably assured.

F-23

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation are as follows:

	2012	2013
	December 31	September30
	RMB	RMB
Buildings	507,989,849	614,911,996
Machinery and equipment	3,307,235,601	3,483,235,333
Motor vehicles	22,609,244	22,795,516
Furniture, fixture and office equipment	45,729,731	51,732,786
	3,883,564,425	4,172,675,631
Less: Accumulated depreciation	(732,881,877)	(978,644,044)
Less: Impairment	(70,260,894)	(70,001,179)
Subtotal	3,080,421,654	3,124,030,408
Construction in progress	249,451,007	207,899,594
Property, plant and equipment, net	3,329,872,661	3,331,930,002

Depreciation expense was RMB240,945,797 and RMB247,057,129 for the nine months ended September 30, 2012 and 2013, respectively.

Construction in progress primarily represents the construction of production lines. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at time depreciation also commences.

Impairment of RMB 70,260,894 related to the retirement of certain equipment in the wafer and cell production line that had become obsolete during the year ended December 31, 2012. There was no impairment provision recorded in the nine months ended September 30, 2012 and 2013.

As of September 30, 2013, property, plant and equipment with net book value amounting to RMB2,459,091,136 are pledged as collateral for the Group's short-term and long-term borrowings of RMB1,306,224,218and RMB268,000,000, respectively.

12.	PROJECT ASSETS

As of December 31, 2012 and September 30, 2013 the balances of project assets was RMB536,391,099 and RMB962,521,180, respectively. As of December 31, 2012 and September 30, 2013, RMB 349,485,131 and RMB486,828,592 of project assets have been completed and connected to the grid. The revenue from connection to the grid for the nine months ended September 30, 2012 and 2013 is nil and RMB46,898,983 (refer to Notes 4), respectively. Depreciation expense of project assets were RMB3,780,376 and RMB17,926,630 for the nine months ended September 30, 2012 and 2013, respectively.

As of September 30, 2013, project assets with net book value amounting to RMB325,217,777 are pledged as collateral for the Group's long-term borrowings of RMB359,000,000.

13.	LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 or 70 years, as applicable, in the PRC.

F-24

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	2012	2013
	December 31	September30
	RMB	RMB
Land use rights	386,909,459	386,909,459
Less: accumulated amortization	(21,160,244)	(26,214,822)
Land use rights, net	365,749,215	360,694,637

Amortization expense was RMB4,879,420 and RMB5,054,578 for the nine months ended September 30, 2012 and 2013, respectively. As of September 30, 2013, estimated amortization expense in each of the next five years is RMB6,665,288.

As of September 30, 2013, land use rights with net book value amounting to RMB283,011,228 are pledged as collateral for the Group's short-term and long-term borrowings of RMB619,475,884 and RMB27,000,000, respectively.

14.   OTHER ASSETS

Other assets consisted of the following:

	2012	2013
	December 31	September30
	RMB	RMB
Prepayments for purchase of property, plant and equipment	36,411,466	62,257,069
Prepayments for land use right	-	1,441,708
Prepayment for warranty insurance premium	44,228,323	59,537,072
Prepaid service fee—non-current portion	1,114,886	305,739
Others	454,998	5,183,911
Total	82,209,673	128,725,499

15.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	2012	2013
	December 31	September30
	RMB	RMB
Payables for purchase of property, plant and equipment	253,431,693	167,121,055
Payables for project assets	184,623,149	255,032,030
Government grants related to assets	181,160,000	210,310,000
Value-added tax and other tax payable	26,545,382	10,315,828
Freight payables	28,799,192	44,889,322
Accrued utilities, rentals and interest	35,204,650	24,233,617
Contracted labor fee	19,593,436	27,000,305
Accrued warranty cost	21,179,367	33,973,332
Commission payables	2,020,242	24,879,938
Accrued professional service fees	13,844,655	13,555,204
Others	50,991,380	69,258,583
Total	817,393,146	880,569,214

F-25

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The government grant related to assets was under Golden Sun Program which was sponsored by China's Ministry of Finance, Ministry of Science and Technology, the National Energy Administration of the National Development and Reform Commission, and the Ministry of Housing and Urban-Rural Development. Jiangxi Jinko and Zhejiang Jinko were granted by the government for the construction of solar power generation facilities under the project. These grants will be deducted from the carrying amount when the assets are ready for use.

16.	BONDS PAYABLE AND ACCRUED INTEREST

On January 14, 2011, Jiangxi Jinko issued short-term bonds with a principal amount of RMB300,000,000 which bears interest at the rate of 5.28% per annum, and the bond was repaid on January 14, 2012. On March 24, 2011, Jiangxi Jinko issued short-term bonds with a principal amount of RMB300,000,000 which bears interest at the rate of 5.6% per annum, and the bond was repaid on March 23, 2012. On July 11, 2011, Jiangxi Jinko issued short-term bonds with a principal amount of RMB400,000,000 which bears interest at the rate of 6.5% per annum, and the bond was repaid on July11, 2012.

On April 24, 2012, Jiangxi Jinko issued short-term bonds with a principal amount of RMB300,000,000 which bears interest at the rate of 6.3% per annum, and the bond was subsequently repaid on April 23, 2013.

On January 29, 2013, the Group issued nine-year bonds with an aggregate principal amount of RMB800,000,000 which bears a fixed annual interest rate of 8.99% and will mature on January 29, 2019. At the end of the third year in the life of the bonds, the Group has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require the Company to repurchase all or part of their bonds, at such time. The bonds are recorded on amortized cost basis with the interest rate of 8.99%. Interest expense related to the bonds was RMB 48,745,777 in the nine months ended September 30, 2013.

17.	BORROWINGS

(a) Short-term borrowings

	2012	2013
	December 31	September30
	RMB	RMB
Short-term bank borrowings	1,917,630,796	1,742,911,191
Long-term bank borrowings—current portion	328,000,000	278,000,000
Total short-term borrowings	2,245,630,796	2,020,911,191

(b) Long-term borrowings

	2012	2013
	December 31	September30
	RMB	RMB
Long-term bank borrowings	495,000,000	661,000,000
Less: Current portion	(328,000,000)	(278,000,000)
Total long-term borrowings	167,000,000	383,000,000

F-26

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Future principal repayments on the long-term borrowings are as follows:

Twelve months ending September 30	RMB
2014	278,000,000
2015	31,000,000
Thereafter	352,000,000
Total	661,000,000

18.	EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	For the nine months ended
	September 30, 2012	September 30, 2013
	RMB	RMB
Numerator:
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders – Basic	(781,285,451)	23,725,758
Dilutive effect of convertible notes	-	-
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders – Diluted	(781,285,451)	23,725,758

Denominator:
Denominator for basic calculation - weighted average number of ordinary shares outstanding	88,748,445	89,317,742
Dilutive effects of outstanding share options	-	-
Dilutive effects of exercised share options	-	1,779,927
Denominator for diluted calculation - weighted average number of ordinary shares outstanding	88,748,445	91,097,669

Basic (loss)/income per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(8.80)	0.27
Diluted (loss)/income per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(8.80)	0.26

In the nine months ended September 2012 and 2013, the Company’s average stock price for the period was below the strike price of the call options; therefore the call options were not included in the computation of diluted EPS because of their anti-dilutive effect.

In the nine months ended September 30, 2012 and 2013, the convertible bonds was not included in the calculation of diluted EPS because of its anti-dilutive effect.

In the nine months ended September 30, 2012, the Company was in the loss situation, therefore the Company’s share options were not included in the computation of diluted EPS because of its anti-dilutive effect. However, the Company’s share options were included in the computation of diluted EPS because of the dilution impact to the nine months ended September 30, 2013.

F-27

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19.	Employee benefits

The full-time employees of the Company's subsidiaries incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits and housing funds. These companies are required to pay for these benefits based upon certain percentages of employees' salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored housing, pension and medical plans from the amounts accrued for housing, medical and pension benefits. The total amounts charged to the condensed consolidated statements of operations for such employee benefits were RMB37,287,812 and RMB 44,257,373 for the nine months ended September 30, 2012 and 2013, respectively. The unpaid balances of liability accrued for such employee welfare benefits were RMB154,819,927 and RMB166,378,501 as of December 31, 2012 and September 30, 3013, respectively. The unpaid balance of penalty accrued for employee welfare benefits were RMB12,063,712 and RMB21,770,735 as of December 31, 2012 and September 30, 2013, respectively.

The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

20.	CONVERTIBLE SENIOR NOTES

The Company issued USD 125 million of convertible senior notes on May 17, 2011 (the “Notes”). The Notes will mature on May 15, 2016. The interest rate is 4% per annum payable semi-annually, in arrears. No accrued interest to be paid on the Notes when they are converted.

Holders have the option to convert their Notes from the earlier of (i) when the registration statement of the Notes becomes effective and (ii) the first anniversary of the date on which the Notes are first issued, through to and including the business day prior to the maturity date into ADSs representing the ordinary shares initially at a conversion rate of 29.6307 ADSs per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$33.75 per ADS).

The conversion rate is subject to change on anti-dilution and upon certain fundamental changes. Fundamental changes are defined as 1) any “person” or “group” beneficially owns (directly or indirectly) 50% or more of the total voting power of all outstanding classes of Company’s shares or has the power to elect a majority of the members of the board of directors; 2) Company consolidates with, or merge with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Company; 3) Termination of trading of Company’s ADSs; and 4) adoption of a plan relating to our liquidation or dissolution.

The holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change is remote.

The holders will have the right to require the Company to repurchase for cash all or any portion of their notes on May 15, 2014 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

While the Notes remain outstanding, the Company or its subsidiaries will not create or permit to subsist any security upon its property, assets or revenues (present or future) to secure any international investment securities or to secure any guarantee of or indemnity of any international investment securities unless the obligations under the Notes and the indenture (a) are secured equally and ratably therewith, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by holders of a majority in aggregate principal amount of the Notes then outstanding.

F-28

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company has RMB as its functional currency, and the Notes are denominated in USD. As a result, the conversion feature is dual indexed to the Company’s stock as well as the RMB and USD exchange rate, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

ASC 815-15-25 provides that if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives under ASC 815, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The fair value election can be made instrument by instrument and shall be supported by concurrent documentation or a preexisting documented policy for automatic election.

The Company elected to measure the Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Further, as the functional currency of the Company is RMB, the fair value of the Notes is translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss. In addition, all issuance costs associated with the Notes offering has been expensed as incurred in the year ended December 31, 2011.

The estimated fair value of the Notes amounted to approximately RMB483,581,668 and RMB 673,228,108 as of December 31, 2012 and September 30, 2013. In the nine months ended September 30, 2012 and 2013, the Company recorded foreign exchange loss of RMB2,631,327 and gain of RMB12,109,101, loss from change in fair value of convertible senior notes of RMB22,742,635 and RMB201,755,541, respectively.

As a result of the depressed market conditions, the Company repurchased the Notes with face value of US$2 million or 1.6% of the Notes at approximately 41% of the face value as of December 31, 2011.There were no repurchase of the Notes for the Nine months ended September 30, 2012 and 2013.

Capped Call Options

Concurrent with the Company’s issuance of the Convertible Senior Notes on May 17, 2011, it entered into a capped call option transactions with an affiliate of the initial purchaser of the Notes. The capped call transaction was designed to reduce the potential dilution that would otherwise occur as a result of new ordinary share issuances upon conversion of the Notes and effectively increase the conversion price of the Notes for the Company to $48.21 per ADS from the actual conversion price to the Notes holders of $33.75 per ADS. The total premium paid by the Company for the capped call transactions was US$18 million. The purchaser of the Notes have the right to require us to repurchase for cash all or any portion of their notes on May 15, 2014 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Company’s functional currency is different from the denomination of the capped call. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the capped call transactions as freestanding derivative assets in the consolidated balance sheets. The derivative is marked to market each reporting period utilizing the binomial model.

The fair value of capped call options was RMB16,131,208 and RMB56,592,820 as of December 31, 2012 and September 30, 2013. An amount of loss of RMB5,746,927 and gain of RMB40,893,010 was recorded in change in fair value of capped call options for the nine months ended September 30, 2012 and 2013.

F-29

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21. SHARE BASED COMPENSATION

The Company adopted a long-term incentive plan (the "Plan") in July 2009 which was subsequently amended and restated. The Plan provides for the issuance of options of the Company's ordinary shares in the amount of up to 7,325,122. The options have a contractual life of seven years with the exception of certain options granted to an employee that can be exercised until October 1, 2013. From August 28, 2009 to September 15, 2009, options were granted to certain of the Company's administrative and management personnel to purchase in total 3,024,750 shares of the Company's ordinary shares at an exercise price of US$3.13 per share. On April 6, 2010, the exercise price of these share options was adjusted from US$3.13 per share to US$2.08 per share ("repricing"). The impact of this amendment of RMB5,132,052 was recognized during the year ended December 31, 2010 as a result of the IPO condition described below. The share options will generally vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date. For one employee, the share options will vest in a series of 36 successive equal monthly installments, on the last day of each month, commencing from October 1, 2008, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On September 28, 2011, the Company amended and restated the Plan to increase the maximum number of shares that may be issued under the Plan to 9,325,122.

On January 25, 2010, the Company granted to certain officers and employees options to purchase 726,250 ordinary shares of the Company at an exercise price of 85% of the initial public offering price per share. These options will vest in five successive equal annual installments on the last day of each year from January 25, 2010, provided that the personnel's service with the Company has not been terminated prior to each such vesting date. These share options were considered as not effectively granted until their exercise price was determined at US$2.08 on April 12, 2010.

From April 12, 2010 to April 26, 2010, the Company granted additional options to purchase 785,480 ordinary shares at an exercise price of US$2.08 per share to certain administrative and management personnel. The share options will generally vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

No portion of any of the above granted share options, even vested, may be exercised prior to and within the 180-day period following an effective initial public offering as defined in the Plan. Given the exercise restriction, the recognition of share-based compensation expense was delayed. Such expense of RMB14,651,329 accumulated from grant date was recognized at the time of the Company's initial public offering on May 14, 2010.

On March 11, 2011, the Company granted to certain officers and employees options to purchase 300,000 ordinary shares of the Company at an exercise price of US$5.65 per share. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On May 3, 2011, the Company granted to one officer options to purchase 100,000 ordinary shares of the Company at an exercise price of US$6.50 per share. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On October 1, 2011, the Company granted to certain officers and employees options to purchase 4,180,000 and 32,000 ordinary shares of the Company at an exercise price of US$1.42 per share, with which the share options will vest in 5 and 1 successive equal annual installments on the last day of each year from the grant date, respectively, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On November 3, 2011, the Company granted to one officer options to purchase 1,120,000 ordinary shares of the Company at an exercise price of US$1.42 per share. The share options will vest in 24 successive equal monthly installments on the last day of each month from October 1, 2011, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

F-30

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On December 21, 2012, the Company granted to certain officers options to purchase 160,000 ordinary shares of the Company at an exercise price of US$1.42 per share. The share options will vest in 5 successive equal annual installments on the last day of each year from December 21, 2011 and February 1, 2012, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On August 13, 2013, the Company extended the expiration date of the stock options granted to an officer from October 1, 2013 to October 1, 2014. As a result of this modification, the company recorded additional stock-based compensation expense of RMB 1,608,968 during the nine months ended September 30, 2013.

 As of September 30, 2013, the company had 6,336,098 options outstanding. Total share-based compensation expense, determined based on the fair value of the options on the grant dates including the incremental charge resulted from the repricing, applying an estimated forfeiture rate of 10%, amounted to approximately RMB59,174,950 of which the amounts of RMB14,787,431 and RMB7,823,965 recognized in the nine months ended September 30, 2012 and 2013, respectively. The Group had unrecognized share-based compensation expenses RMB6,560,904 related to non-vested share options as of September 30, 2013.

On October 1, 2013, the Company granted to an officer options to purchase 600,000 ordinary shares of the Company at an exercise price of US$4.38 per share, with which the share options will vest in 12 successive equal monthly installments on the last day of each month from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date. On October 1, 2013, the Company granted to certain employees options to purchase 680,000 ordinary shares of the Company at an exercise price of US$4.38 per share, with which the share options will vest in 3 and 5 successive equal annual installments on the last day of each year from the grant date, respectively, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

F-31

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)	Related party balances

Outstanding amounts due from/to related parties were as follows:

	2012	2013
	December 31	September 30
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from subsidiaries of ReneSola Ltd. ("ReneSola", controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	105,531,368	56,990,772
Accounts receivable due from Gausu Jintai Electronic Power Company Ltd.("Guasu Jintai", our non-controlling interest company with 28% shares)	-	227,345,462

Notes receivalbes from related parties:
Notes receivable from subsidiaries of ReneSola Ltd. ("ReneSola", controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	-	17,000,000
Notes receivable due from Gausu Jintai Electronic Power Company Ltd.("Guasu Jintai", our non-controlling interest company with 28% shares)	-	24,000,000

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	5,840,380	141,642

Total	111,371,748	325,477,876

Accounts payable due to a related party:
Accounts payable due to a subsidiary of ReneSola Ltd. (“ReneSola”, controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	30,045,245	28,611,284

Other payables due to a related party:
Other payables to Jiangxi Desun Energy Co., Ltd. (Desun, an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest) for leasing of land and buildings	2,161,345	2,986,577
Travelling reimbursements payable to executive directors who are also shareholders	109,531	-

Total	32,316,121	31,597,861

Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b)	Related party transactions

For the nine months ended September 30, 2012 and 2013, revenues from sales of products and provision of processing services to subsidiaries of ReneSola amounted to RMB150,705,597 and RMB29,021348, respectively.

For the transactions with subsidiaries of Renesola in the nine months ended September 30,2012, these sales and purchases transactions were conducted simultaneously and there was direct linkage between any one or group of buy transactions with any one or group of sell transactions. There was also correlation between the value of raw materials received and the value of finished goods delivered pursuant to the contractual arrangement. These buy and sell transactions with the same counterparty were recognized at net basis and presented separately as sales in the Group’s condensed consolidated statement of operations. In the nine months ended September 30, 2013, the Group entered into processing services agreements with subsidiaries of Renesola, and revenue related to provision of processing services was recognised when such services had been performed.

F-32

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2012 and 2013, raw materials purchased from a subsidiary of ReneSola amounted to RMB266,714,991 and RMB20,854,435.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Group on July 28, 2008 and became a related party of the Group. Desun charged Jiangxi Jinko RMB825,228 rental expenses for each of the nine months ended September 30, 2012 and 2013.

On December 20, 2012, JinkoSolar has signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. ("Jinchuan Group"), a Chinese state-owned enterprise, to jointly invest and establish a Company (“Gansu Jintai” or “investee”), to develop 200 MW photovoltaic ("PV") solar power plant in Jinchang, Gansu Province, China. (Note 2(ac) In the nine months ended September 30, 2013, sales of solar module to Jinchuan Group amounted to RMB558,124,072.

During the nine months ended September 30, 2013, the shareholders provided guarantees for the Group’s several short-term and long-term bank borrowings. As of September 30, 2013, the shareholders provided guarantees for Jiangxi Jinko several short-term and long-term bank borrowings totalling RMB269,995,632 , which mature within the next twelve months from September 30, 2013.

F-33

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23. COMMITMENTS AND CONTINGENCIES

(a) Contingencies

In the opinion of management, as confirmed by its legal counsel, as of September 30, 2013, the ownership structure of the Group is in compliance with all existing PRC laws and regulations. It is also in the opinion of management that potential losses arising from the ownership structure based on current regulatory environment is remote. However, the Company cannot be assured that the PRC government authorities will not take a view contrary to the opinion of management. In addition, there may be changes and other developments in the PRC laws and regulations or their interpretations. If the current ownership structure of the Group was found to be not in compliance with any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with current or new PRC laws and regulations.

On October 11, 2011, JinkoSolar, along with our directors and officers at the time of our initial public offering, or the Individual Defendents, and the underwriters of our initial public offering were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.). In an amended complaint filed on September 1, 2012, the plaintiff, representing a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 22, 2011, inclusive, alleged that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The amended complaint also asserted claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. The amended complaint sought, among other things, certification of the putative class, unspecified compensatory damages (including interest), and costs and expenses incurred in the action.

On March 19, 2012, the court entered an order appointing lead plaintiffs in the U.S. Securities Action. On April 2, 2012, the trial court directed lead plaintiffs to file an amended complaint on or before May 30, 2012. On August 1, 2012, JinkoSolar filed a motion to dismiss the amended complaint, as did Stephen Markscheid, who was the only Individual Defendant to have been served in the action. On the same date, the underwriter defendants filed a joinder to JinkoSolar’s motion to dismiss. On January 22, 2013, the court issued a Memorandum and Order granting JinkoSolar’s and Stephen Markscheid’s motions to dismiss in their entirety and dismissing the Amended Complaint as against all defendants. The Court entered judgment in favor of defendants on the same date. On February 19, 2013, lead plaintiffs filed a notice of appeal with respect to the court’s January 22, 2013 Memorandum and Order and Judgment. Oral argument on the appeal was heard on September 18, 2013. Although JinkoSolar was successful before the district court, we cannot guarantee that the decision will be upheld on appeal. Lead plaintiffs’ appeal is currently pending in the United States Court of Appeals for the Second Circuit. The Company is unable to reliably estimate the probability of the case and the range of any exposure if any.

In July 2008, we entered into a long-term supply agreement with Wuxi Zhongcai, a producer of virgin polysilicon materials. We provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, we sued Wuxi Zhongcai in Shangrao City Intermediate People's Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to us by an affiliate of Wuxi Zhongcai. In January 2013, we notified Wuxi Zhongcai to terminate our long-term supply agreement. In February 2013, Wuxi Zhongcai sued us in Shanghai Pudong New Area People's Court for approximately RMB2.7 million for breaching the contract by failing to make allegedly required payments. We considered the recovery of the RMB93.2 million unlikely as a result of the polysilicon market conditions, the mutually alleged claims and the adverse developments in the operations of Wuxi Zhongcai and recorded provisions of RMB93.2 million for the balance of our prepayment to Wuxi Zhongcai. As of the date of this report, these suits are still pending. The Company is unable to reliably estimate the probability of the case and the range of any exposure if any.

F-34

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In March 2012, COGIP S.P.A., or COGIP, one of our customers, initiated arbitration proceedings in the Chinese European Arbitration Centre for approximately EUR20.4 million for damages allegedly relating to the late delivery of modules and defects in our products. We responded to the arbitration summons on April 18, 2012 and raised a counterclaim for the outstanding portion of the purchase price of EUR23,310,000.00 plus liquidated damages of 0.5% of this amount per week since March 6, 2012. On April 24, 2013 we reached a settlement agreement with COGIP, pursuant to which COGIP agreed to pay EUR14 million to us in three installments to settle all claims As of July 31, 2013, we received all settlement payment of EUR14 million from COGIP.

(b) Guarantees

On September 13, 2009, Jiangxi Jinko entered into a loan agreement with Shangrao Heji Investment Co., Ltd. (“Heji”), in the principal amount of RMB100 million with a term of three years. Of this amount, RMB50 million was outstanding as of March 31, 2011. In consideration of this loan agreement, Heji required Jiangxi Jinko to enter into a guarantee agreement with Jiangxi International Trust Co., Ltd. (”JITCL”) on May 31, 2009 for Heji’s payment obligations under its separate trust loan agreement with JITCL (”JITCL Loan Agreement”), under which JITCL extended a loan to Heji in the principal amount of RMB50 million for a term of three years. In the event that Heji fails to perform its obligations under the JITCL Loan Agreement or otherwise defaults thereunder, Jiangxi Jinko will become liable for Heji’s obligations under the JITCL Loan Agreement. The Company recorded a guarantee liability of RMB1.5 million as of December 31, 2010 and reclassified to short term liability as of December 31, 2011. Corresponding deferred financing cost was recorded and amortized over the period of Jiangxi Jinko’s long-term borrowing. Jiangxi Jinko has fully repaid the entrusted loans in July 2011. In the Nine months ended September 30, 2012, Heji repaid the loan and Jiangxi Jinko was released from its obligations.

(c) Operating lease commitments

From January 1, 2008, Jiangxi Jinko leased buildings and land use rights from Desun, under a non-cancelable operating lease expiring in January 2018. In addition, the Group also leased office buildings for its offices under non-cancelable operating lease from third parties.

Future minimum obligations for operating leases are as follows:

Twelve months ending September 30	RMB
2014	8,893,245
2015	3,267,404
2016	1,988,723
2017	1,667,567
2018	811,198
Thereafter	982,890
Total	17,611,027

Rental expense under all operating leases were RMB5,801,306 and RMB6,838,794 for the nine months ended September 30, 2012 and 2013, respectively.

(d) Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group's total future payments under these purchase agreements amounted to RMB392.8million as of September 30, 2013.

F-35

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24. FAIR VALUE MEASUREMENTS

A hierarchy is established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted price in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions.

(a) Fair value change in forward contracts

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company's derivative instruments have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign currency forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "Change in fair value of forward contracts" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of US$330 million and EUR109 million as of September 30, 2013. These foreign exchange forward contracts mature between 1 to 15 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company's foreign currency exchange contract is an over-the-counter instrument.

(b) Convertible Senior Notes and Capped Call Options

The Company has adopted valuation models to assess the fair value for capped call options and the Notes, as the capped call options are not publicly traded and the trading of the Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. Both capped call options and the Notes are valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. The main inputs to this model include underlying share price, expected share volatility, expected dividend yield, risk free interest rate etc.

(c) Available-for-sale investment

On a recurring basis, the Company measures available-for-sale investment at fair value. Since the available-for-sale investment does not have quoted price in active markets, the Company has adopted Binomial Tree option pricing model to assess the fair value for Convertible Bond. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company's best estimates on the valuation date. The main inputs to this model include underlying share price of the Issuer, risk free rate, expected volatility, expected dividend yield etc.

F-36

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(d) Recurring change in fair value

As of December 31, 2012 and September 30, 2013, information about inputs into the fair value measurements of the Company's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
	Balance as	Quote prices in	Significant	Significant
	of	active market	other	unobservable
	December	for identical	observable	inputs (Level
Description	31, 2012	assets (level 1)	inputs (Level 2)	3)

Assets:
Foreign exchange forward contracts	12,930,159	-	12,930,159	-
Capped call options	16,131,208	-	-	16,131,208
Available-for-sale investment	-	-	-	-

Liabilities:
Foreign exchange forward contracts	5,490,630	-	5,490,630	-
Convertible senior notes	483,581,668	-	-	483,581,668

	Fair Value Measurements at Reporting Date Using
			Significant
	Balance as	Quote prices in	other	Significant
	of	active market for	observable	unobservable
	September	identical assets	inputs	inputs
Description	30, 2013	(level 1)	(Level 2)	(Level 3)

Assets:
Foreign exchange forward contracts	29,600,387	-	29,600,387	-
Capped call options	56,592,820	-	-	56,592,820
Available-for-sale investment	23,730,486	-	-	23,730,486

Liabilities:
Foreign exchange forward contracts	9,108,798	-	9,108,798	-
Convertible senior notes	673,228,108	-	-	673,228,108

The Group's foreign exchange forward contracts are not traded on an exchange, the Group values them using valuation models. The valuation of these contracts used interest rate yield curves and foreign exchange rates as the significant inputs in the valuation models. These inputs are observable in active markets over the terms of the instruments the Group holds.

(e) Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the nine months ended September 30, 2012 and 2013 were as follows:

F-37

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended
	September 30, 2012	September 30, 2013
	RMB	RMB
Balance at Beginning	387,777,235	483,581,668
Foreign exchange loss/(gain)	2,631,327	(12,109,101)
Change in fair value of convertible senior notes	22,742,635	201,755,541
Balance at September 30, 2012 and 2013	413,151,197	673,228,108

A summary of changes in Level 3 fair value of Capped call options for the nine months ended September 30, 2012 and 2013 were as follows:

	For the nine months ended
	September 30, 2012	September 30, 2013
	RMB	RMB
Balance at Beginning	16,408,445	16,131,208
Foreign exchange gain/(loss)	130,857	(431,398)
Change in fair value of capped call options	(5,746,927)	40,893,010
Balance at September 30, 2012 and 2013	10,792,375	56,592,820

A summary of changes in Level 3 fair value of available-for-sale investment for the nine months ended September 30, 2013 were as follows:

For the nine months ended September 30, 2013
RMB
Balance at Beginning	-
Receipt of available-for-sale investment	23,730,486
Foreign exchange gain/(loss)	-
Balance at September 30, 2013	23,730,486

(f) Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	For the nine months ended
	September 30, 2012	September 30, 2013
	RMB	RMB
Foreign exchange forward contracts - realized	38,077,391	19,591,226
Foreign exchange forward contracts - unrealized	(97,120,700)	13,052,060
Convertible senior notes	(22,742,635)	(201,755,541)
Capped call options	(5,746,927)	40,893,010
Total	(87,532,871)	(128,219,245)

F-38

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25. REPURCHASE OF ORDINARY SHARES

In the nine months ended September 30, 2012, 173,570 outstanding ADSs” (694,280 shares) were repurchased with a total consideration of RMB5,521,130, which is shown as treasury stock. There was not share repurchase in the nine months ended September 30, 2013.

As of September 30, 2013, 430,800 ADSs (1,723,200 shares) were repurchased but have not been retired with a total consideration of RMB13,875,553 which is shown as treasury stock.

26. SUBSEQUENT EVENTS

Subsequent to September 30, 2013 and up to January 10, 2014, the Group obtained additional short-term bank borrowings and long-term bank borrowings of RMB925.0 million and RMB400 million, respectively, and repaid short-term and long-term bank borrowings of RMB888.8 million and RMB136.0 million, respectively.

In January 2014, Zhejiang Jinko entered into an operating lease agreement with the bankruptcy administrator of Zhejiang Topoint Photovoltaic Co., Ltd., Zhejiang Yutai Photovoltaic Material Co., Ltd., Zhejiang Weishida Photovoltaic Material Co., Ltd., and Zhejiang Jiutai New Energy Co., Ltd., (collectively "Topoint") for the manufacturing assets of Topoint. The operating lease started on January 16, 2014 and will be terminated on the date when the bankruptcy reorganization of Topoint is completed. The minimum rental under the lease is RMB6.25 million per month.

F-39